Shinhan Financial Group FY2006 Operating Results

On February 2, 2007, Shinhan Financial Group announced its operating results for the year ended on December 31, 2006 in the form of a live web-cast and conference call at the International Conference Room of the KRX building in Youido, Seoul. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be audited by our independent auditor. As figures provided have not yet been fully audited by external auditors, contents are subject to change in the due course of the auditing process.

As of April 1, 2006, the newly integrated Shinhan Bank was launched and the credit card operation of Chohung Bank was spun off and merged into Shinhan Card. As Chohung Bank is the surviving entity, FY2005 operating results are of pre-merger Chohung Bank. Also please note that pre-merger Shinhan Bank’s 1Q results have not been included in the FY2006 operating results.

Furthermore, due to revisions in accounting treatment related to the recognition of gains from sales of available-for-sale securities of a subsidiary company following an acquisition by a parent company, the consolidated net income of Shinhan Financial Group has been restated (FY2005 net income decreased by 171,307 mil.), which has been reflected in the figures below.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

	FY2006	FY2005	Change
Operating Revenue	19,812,440	15,466,345	28.10%

Operating Income	2,030,108	1,759,265	15.40%

Ordinary Income	2,513,677	1,824,650	37.76%

Net Income	1,832,718	1,560,760	17.42%

	4Q 2006	3Q 2006	Change	4Q 2005	Change
Operating Revenue	5,129,087	4,460,935	14.98%	3,953,191	29.75%

Operating Income	259,400	622,454	-58.33%	420,860	-38.36%

Ordinary Income	367,564	728,392	-49.54%	506,212	-27.39%

Net Income	250,493	510,166	-50.90%	449,157	-44.23%

2. Operating Results of Shinhan Bank (non-consolidated)

(KRW million)

	FY2006	FY2005	Change
Operating Revenue	12,933,437	7,310,666	76.91%

Operating Income	1,389,483	643,582	115.90%

Ordinary Income	1,942,879	696,062	179.12%

Net Income	1,431,147	756,505	89.18%